1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

December 12, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:               Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Registrant”)

(File No. 333-191775)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the Growth Portfolio (the “Acquiring Fund”), a series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on October 17, 2013 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Morgan Stanley Focus Growth Fund (the “Acquired Fund”) would be transferred to the Acquiring Fund, in exchange for shares of common stock of the Acquiring Fund (the “Reorganization”).  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.   Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the proxy statement and prospectus that will be filed via EDGAR pursuant to Rule 497(c) under the Securities Act of 1933, on or about December 12, 2013.

GENERAL COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

Comment 2.                            Please note that the following comments apply to each section of the Registration Statement, as applicable, and conforming changes, if any, should be made accordingly.

Response 2.                               We note that the comments to the Registration Statement apply to each section, as applicable, and conforming changes, if any, will be made accordingly.

Comment 3.                            Please ensure that the font size used in the Registration Statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 3.                               The font size complies with the requirements of Rule 420.

Comment 4.                           Please confirm that supplements were filed with the Commission for the Acquired and Acquiring Funds disclosing the Reorganization.

Response 4.                               We hereby confirm that a supplement was filed pursuant to Rule 497 for the Acquired Fund on October 4, 2013.  With respect to the Acquiring Fund, we respectfully acknowledge your comment, however, because shareholders of the Acquiring Fund are not being solicited to vote on the Reorganization, the Acquiring Fund has not filed a supplement disclosing the Reorganization.

COMMENTS TO THE PROXY STATEMENT AND PROSPECTUS

Comment 5.                           Please confirm supplementally that the North American Security Trust (pub. Avail. Aug. 5, 1994) analysis was performed to determine the accounting survivor.

Response 5.                               We confirm that the North American Security Trust analysis was performed in order to determine the accounting survivor.

Comment 6.                           Please confirm supplementally whether the sales charge on subsequent purchases of Class A shares of the Acquiring Fund after the Reorganization by the former Class A and Class B shareholders of the Acquired Fund will apply to Class A shares acquired through reinvestment of dividends.

Response 6.                               We confirm that the reinvestment of dividends from Class A shares in additional Class A shares of the combined fund are not subject to a front-end sales charge.

Comment 7.                           With respect to the proposed fee waivers and/or expense reimbursements as disclosed in the first paragraph under the section entitled “Synopsis—The Reorganization,” please revise the disclosure to state “…when it deems such action is appropriate, whichever is longer” (Emphasis added).

Response 7.                               We respectfully acknowledge the Staff’s comment; however, we believe that the language that describes the fee waivers and/or expense reimbursements is consistent with Form N-1A.

Comment 8.                           In the first paragraph under the section entitled “Synopsis—The Reorganization,” please explain the significance of the penultimate sentence.  The disclosure seems to be committing to the maintenance of a cap after the two year period following the date of the Reorganization.  The suggestion that the higher expense ratios flow from higher caps is unclear.

Response 8.                               The disclosure in the penultimate sentence is intended to make clear that after the two year period from the date of the Reorganization, the total expenses of the combined fund may increase as a result of the expiration of the current expense caps implemented in connection with the Reorganization.   As disclosed in the section entitled “The Reorganization—The Board’s Considerations,” following the two year period from the date of the Reorganization,  the investment adviser to the combined fund has agreed to new expense caps that are higher than the expense caps implemented in connection with the Reorganization.  We further note that an appropriate cross-reference to the relevant section of the proxy statement and prospectus that discloses these higher expense caps is included at the end of the first paragraph of the section entitled “Synopsis—The Reorganization.”

Comment 9.                           Please consider moving all footnotes to the Fee Tables to after the Example.

Response 9.                               We respectfully acknowledge your comment; however we believe the current placement of the footnotes is appropriate.

Comment 10.                    With respect to the Acquiring Fund, disclosure in the proxy statement and prospectus states that the Fund may invest in exchange-traded funds.  Please include the “Acquired Fund Fees and Expenses” line item in the Acquiring Fund’s Annual Fund Operating Expenses tables, if appropriate.

Response 10.                        This line item is not required at this time.

Comment 11.                    Please confirm supplementally that the fee waiver contracts have been filed with the Commission.

Response 11.                        The provisions of the fee waivers are set forth in the Registration Statement.  There are no separate fee waiver contracts to be filed with the Commission.

Comment 12.                    Please correct the typographical error in the first sentence of the section entitled “Synopsis—Fund Management.”

Response 12.                        The disclosure has been revised accordingly.

Comment 13.                    Please confirm how the Acquired Fund intends to treat broker “non-votes” for purposes of an adjournment of the shareholder meeting.

Response 13.                        Because we do not have a routine proposal in addition to the reorganization on this proxy statement, there are no broker “non-votes.”

Comment 14.                     In the section entitled “The Reorganization—Tax Aspects of the Reorganization,” please include disclosure on the loss of any capital loss carryforwards as a result of the Reorganization, if applicable.

Response 14.                        The Reorganization will not result in the loss of capital loss carryforwards.  Disclosure to this effect is included in the section entitled “The Reorganization—The Board’s Considerations.”

Comment 15.                     In the section entitled “Comparison of Investment Objectives, Principal Policies and Restrictions—MSIF Growth (Acquiring Fund),” please include the capitalization range of the securities included in the Russell 1000® Growth Index as of a recent date.

Response 15.                        The disclosure has been included as requested.

Comment 16.                     Disclosure in the first paragraph under the section entitled “Comparison of Investment Objectives, Principal Policies and Restrictions—MSIF Growth (Acquiring Fund)” discusses the Acquiring Fund’s test for determining when a company is considered to be a U.S. issuer.  Specifically, the disclosure states that “[t]he [f]und deems an issuer to be from the United States if (i) its principal securities trading market (i.e., a U.S. stock exchange or OTC markets) is in the United States; (ii) alone or on a consolidated basis it derives 50% or more if its annual revenues from either goods produced, sales made or services performed in the United States; or (iii) if it is organized under the laws of, or has a principal office in the United States.”  Please explain to the Staff how the first and third prongs of the test, independently, determine when a company is considered to be a U.S. issuer.

Response 16.                        In the release proposing Rule 35d-1, the Commission cited three prongs for determining whether a company has met the “economically tied” test for determining whether companies are operating in a country or geographic region indicated by its name.  See Investment Company Act Release No. 22530 (Feb. 27, 1997).  With respect to the first prong, we believe that trading on a market in a country exposes an issuer’s stock price to those economic factors that would ordinarily affect the financial markets of a country, such as economic growth, interest rates and rates of inflation. With respect to the third prong, we believe that having a principal place of business or jurisdiction of organization in a particular country will ordinarily subject an issuer to laws and regulations of economic effect of that country, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws. Accordingly, we believe that satisfying either prong will “economically tie” an issuer to a country within the meaning of Rule 35d-1.  In addition, in the release adopting Rule 35d-1, the Commission recognized that the “economically tied” test cited in the proposing release was too restrictive and noted that a company would have the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.  See Investment Company Act Release No. 24828 (Jan. 17, 2001).

Comment 17.                     Disclosure under the section entitled “Additional Information about the Acquiring Fund and the Acquired Fund—Shareholder Proposals” states that “[t]imely submission of a proposal does not necessarily mean that such proposal will be included” (emphasis added).  Please clarify the underlined language.

Response 17.                        The disclosure has been revised to state “[t]imely submission of a proposal does not necessarily mean that such proposal will be included in the proxy materials for a meeting.”

*                         *                         *

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Daniel E. Burton